Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2013	2012	2013	2012
Excluding interest on deposits (1)
Income before income taxes	$134,964	182,126	306,532	332,230
Fixed charges, excluding preferred dividends and capitalized interest	45	-	398	-
Earnings	$135,009	182,126	306,930	332,230
Interest expense	$45	-	398	-
Estimated interest component of net rental expense	-	-	-	-
Preferred dividends	45,720	48,148	91,734	97,734
Capitalized interest	-	-	-	-
Fixed charges and preferred dividends	$45,765	48,148	92,132	97,734
Consolidated ratios of earnings to fixed charges and preferred dividends (2)	2.95	3.78	3.33	3.40

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.